Exhibit 99.1

Galaxy Payroll Group Limited Announces Execution of PIPE Financing Agreements

HONG KONG – July 14, 2025 – Galaxy Payroll Group Limited (Nasdaq: GLXG) (“Galaxy” or the “Company”), a leading global payroll provider, today announced the execution of definitive agreements with select accredited investors for a private investment in public equity (“PIPE”) transaction.

On July 11, 2025, the Company entered into a Securities Purchase Agreement (“SPA”) under which it will issue and sell 15,000,000 Class A ordinary shares, each with a par value of US$0.000625, at a price of US$0.33 per share. Concurrently, the Company executed a Registration Rights Agreement (“RRA”) granting investors customary registration rights for these shares. The transaction will generate gross proceeds of approximately US$4.95 million, subject to satisfaction of customary closing conditions stipulated in the SPA.

Mr. Wai Hong Lao, Chairman and Chief Executive Officer of Galaxy Payroll Group, stated: “This PIPE financing represents a strategic step in strengthening our capital structure to support Galaxy’s global expansion initiatives. We remain focused on advancing our technology-driven payroll solutions while maintaining rigorous compliance with all regulatory obligations to our shareholders and partners.”

About Galaxy Payroll Group Limited
Galaxy Payroll Group Limited is a leading payroll outsourcing service provider based in Hong Kong. The company specializes in delivering HR and payroll solutions to multinational companies across various industries. With a focus on innovation and client satisfaction, GLXG operates in Hong Kong, Taiwan, Macau, and the PRC, offering payroll outsourcing, employment services, and consultancy to businesses of all sizes.

For more information, please visit Galaxy Payroll Group’s website: www.galaxyapac.com.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The words “believe,” “anticipate,” “intends,” “estimate,” “potential,” “may,” “should,” “expect” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations.

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